ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

May 26, 2021
VIA EDGAR SUBMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A
ETFMG Prime 2x Daily Junior Silver Miners ETF
ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF
ETFMG 2x Daily Travel Tech ETF
ETFMG 2x Daily Video Game Tech ETF
(each, a “Fund” and collectively, the “Fund”)

Dear Mr. Sutcliffe:
This correspondence is in response to comments you provided on May 5, 2021 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Funds and the Trust’s Post-Effective Amendment No. 135 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on March 19, 2021.
For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.
Global Comments
Comment 1.    Please provide a completed fee table and expense example for each Fund prior to effectiveness.
Response:    Please see Appendix A.
Comment 2.     Please confirm whether the Funds will be subject to a fee waiver or reimbursement arrangement, and if so, add applicable disclosure.
Response:    The Trust confirms that the Funds will not be subject to a fee waiver or reimbursement arrangement.
Comment 3.     Please confirm that these are passively-managed Funds. The Staff notes that disclosure in the “Principal Investment Strategies” section states that each Fund will pursue the strategies described “under normal circumstances.” Please reconcile this statement with a subsequent statement that the “Fund generally pursues its investment objective regardless of the market conditions and does not take defensive positions.”
Response:     The Registration Statement has been revised to remove the reference to “under normal circumstances.” Each Fund intends to pursue its investment objective regardless of market conditions.
Comment 4.     In light of the possibility that each Fund will invest in shares of affiliated or unaffiliated ETFs, please explain supplementally how each Fund’s strategy will comply with Sections 12 and 17 of the Investment Company Act of 1940 Act (“1940 Act”). In addition, please explain supplementally whether there is an agreement or agreements related to investments in other ETFs.
Response:     The Trust states that it will invest in shares of affiliated and unaffiliated ETFs in compliance with the requirements of Rule 12d1-4 and, thus, will be able to rely on exemptions from Sections 12 and 17 of the 1940 Act to the extent necessary to invest in other ETFs. If the Fund invests in affiliated ETFs, the Adviser will make the required findings with respect to the Funds and any underlying ETFs prior to an investment in excess of the limitation in Section 12(d)(1) of the 1940 Act. If a Fund invests in shares of unaffiliated ETFs in excess of the Section 12(d)(1) limitations, the applicable Fund will comply with the control and voting conditions of Rule 12d1-4 and enter into a fund of funds investment agreement prior to the acquisition. Each Fund currently has no intention to invest in an unaffiliated ETF, so no fund of funds investment agreement is in place with respect to the Funds.
Comment 5.     Please explain how the 80% policy meshes with the investment objective as the policy explicitly references two times the return of the index.
Response:     The Trust has revised the policy for the leveraged (2x) Funds to state that under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowing for investment purposes) in financial instruments, such as swap agreements, securities of the Index, and exchange-traded funds that track the Index and other financial instruments that provide daily leveraged exposure to the Index or to ETFs that track the Index. The policy for the inverse (-2x) Fund has been revised to state that the Fund, under normal circumstances, invests in swap agreements, futures contracts, short positions or other financial instruments that, in combination, provide inverse (opposite) or short leveraged exposure to the Index equal to at least 80% of the Fund’s net assets (plus borrowing for investment purposes). The Trust notes that substantially identical formulations are commonly used as 80% investment policies for leveraged and inverse ETFs. See Direxion Shares ETF Trust PEA No. 290 (the “Direxion PEA”): https://www.sec.gov/ix?doc=/Archives/edgar/data/1424958/000119312521057795/d14196d485bpos.htm. The Trust notes that the Funds have no intention of using financial instruments other than those noted in their principal investment strategies, but must provide greater flexibility in the 80% investment policies to accommodate any future changes to the principal investment strategies. See the Direxion PEA.
Comment 6.     Please provide a plain English definition of “volatility rate” at the first usage.
Response:     The Registration Statement has been revised accordingly.
Comment 7.     Please add detail to the disclosure regarding “Aggressive Investment Techniques Risk.”
Response:     The Registration Statement has been revised accordingly.
Comment 8.     With respect to the “Other Investment Companies” risk disclosure, please supplementary confirm whether there are any agreements in association with investing in other investment companies in accordance with Rule 12d1-4 under the 1940 Act.
Response:     Please see the response to Comment 4.
Comment 9.     With respect to the “Rule 144a Securities” risk disclosure, what part of the principal investment strategies refers to Rule 144a securities. Please disclose if needed.
Response:     The Trust confirms the Funds will not invest in Rule 144a Securities. The Registration Statement has been revised accordingly.
Comment 10.     With respect to the “Emerging Markets” risk disclosure, please ensure that emerging market risk and emerging market securities risk addresses all applicable points from ADI 2020-11 regarding investments in emerging markets.
Response:     The Trust confirms that all applicable points from ADI 2020-11 are addressed in the registration statement.
Comment 11.     Under “Additional Information About the Fund”, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.
Response:     The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

ETFMG Prime 2x Daily Junior Silver Miners ETF Comments
Comment 12.     With regards to the following sentence: “The Fund, under normal circumstances, invests in financial instruments, ... and other financial instrument...” Please clarify what “other financial instruments” are.
Response:     References to “other financial instruments” have been deleted from the Fund’s principal investment strategies.
Comment 13.     Please provide the number of index constituents or range of index constituents in the principal investment strategy disclosure.
Response:     The Registration Statement has been revised accordingly.
Comment 14.     Given the use of derivatives as part of the Fund’s principal investment strategies, please disclose that the Funds must value derivatives for purposes of the Names Rule generally on a mark-to-market basis or, in the case of over-the-counter derivatives, at fair value.
Response:     The Registration Statement has been revised accordingly.
Comment 15.     With respect to the “Silver Exploration and Production Industry Concentration Risk” disclosure, since the Prime Junior Silver Miners & Explorers Index has been operating, please revise the second sentence to read: “Because the Index concentrates in the ...”
Response:     The Registration Statement has been revised accordingly.
ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF Comments
Comment 16.     With respect to the “Leverage Risk” disclosure, please confirm or revise to accurately reflect the movement for inverse leverage.
Response:     The Registration Statement has been revised accordingly.
Comment 17.     With respect to the “Intra-Day Investment Risk” disclosure, please confirm or revise to accurately reflect the movement for inverse leverage.
Response:     The Trust has revised the above-referenced section to read as follows: If the Index loses value, the Fund’s net assets will rise by the same amount as the Fund’s exposure. Conversely, if the Index rises, the Fund’s net assets will decline by the same amount as the Fund’s exposure.
Comment 18.     With respect to the “Intra-Day Investment Risk” Item 9 disclosure, please clarify for the inverse movement of the Fund.
Response:     The Trust has revised the above-referenced section to read as follows: If the Index gains value (lose value for the -2x Fund), a Fund’s net assets will rise by the same amount as such Fund’s exposure. Conversely, if the Index declines (gains value for the -2x Fund), a Fund’s net assets will decline by the same amount as such Fund’s exposure.
ETFMG 2x Daily Travel Tech ETF Comments
Comment 19.     With respect to “Prime Travel Technology Index NTR”, please include parenthetical defining NTR at first usage.
Response:     The Trust confirms it has revised the above-referenced section to define NTR at first usage.
Comment 20.     If the Fund will be participating in securities lending, please disclose.
Response:     The Trust confirms the Fund will be eligible to participate in securities lending. The Registration Statement has been revised accordingly.
Comment 21.     With respect to the “Risks Related to Investing in Western Europe” disclosure, please update the Brexit disclosure if new information is available.
Response:     The Registration Statement has been revised accordingly.

Comment 22.     With respect to the “Absence of a Prior Active Market” risk disclosure, please harmonize and delete the duplicative disclosure under “ETF Risks.”
Response:     The Trust has deleted the duplicative risk disclosure.
Comment 23.     With respect to the “Cash Transactions Risk” in Item 9 disclosure, please consider including in Item 4 for the Fund, unless there is a sufficient explanation not to include it.
Response:     The Trust has inserted “Cash Transaction Risk” in Item 4 of each fund.
ETFMG 2x Daily Video Gaming Tech ETF Comments
Comment 23.     With respect to the “Industry Concentration Policy” disclosure, please revise to reflect the correct industries.
Response:     The Trust confirms that the disclosure has been revised to reflect the correct industries.
Comment 24.     The Staff notes the following disclosure in the section titled “Additional Information about the Fund’s Investment Objective and Strategies – Principal Investment Strategies”:
Additionally, if the Index includes foreign securities or tracks a foreign market index where the foreign market closes before or after the New York Stock Exchange (“NYSE”) closes (generally at 4 p.m. Eastern Time), the performance of the Index may differ from the expected daily leveraged performance. As such, correlation to the Index may be measured by comparing the daily change in the Fund’s NAV per share to the performance of one or more U.S. ETFs that tracks the same underlying index (such as the Wedbush ETFMG Video Game Tech ETF).
Please explain supplementally how investment in an underlying ETF will address the issue noted in the above disclosure.
Response:     The last sentence of the above excerpt has been deleted in the Prospectus.

*	*	*

If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 550-7433 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

ETFMG Prime 2x Daily Junior Silver Miners ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$97	$303

ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$97	$303

ETFMG 2x Daily Travel Tech ETF
Fees and Expenses
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$97	$303

ETFMG 2x Daily Video Game Tech ETF
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expense[1]	0.00%
Total Annual Fund Operating Expenses	0.95%
1 Based on estimated amounts for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This Example does not take into account the brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$97	$303